UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs on refining and biorefining partnership

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Rio de Janeiro, March 15, 2024 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on December 22, 2023, informs that it is continuing discussions with Mubadala Capital regarding the formation of a downstream partnership in Brazil, the scope of which involves evaluating the acquisition of a stake in the Mataripe S.A. Refinery (RefMat) and a project under development for an integrated biorefinery (Biorrefinaria).

Petrobras will begin the business evaluation phase, which will include due diligence of the assets, as well as discussion of the appropriate business model for each one. The scope of potential future investments and the development of new technologies will also be discussed together with Mubadala Capital.

Petrobras and Mubadala Capital inform that they have not signed any binding document on the partnership to date and reinforce that the process of analyzing the partnership will be done with respect for the processes and internal governance of both companies, the people and the commitments made to governments, regulatory agencies and other stakeholders

Material facts will be disclosed to the market in due course.

About RefMat

The Mataripe Refinery, located in São Francisco do Conde in the state of Bahia, has a processing capacity of 333,000 barrels/day, and its assets include four storage terminals and a set of pipelines that connect the refinery and the terminals, totaling 669 km in length.

About the Biorefinery

The integrated biorefining project, with a projected production capacity of 20 thousand barrels/day (in the initial phase), includes a plant to produce renewable diesel and sustainable jet fuel from vegetable oil from native crops, with operations in the states of Bahia and Minas Gerais.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer